Calyxt, Inc.

600 County Road D West

Suite 8

New Brighton, MN 55112

July 17, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. John Dana Brown

Re:	Calyxt, Inc. Registration Statement on Form S-1 Registration No. 333-218924

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on July 19, 2017 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

CALYXT, INC.

By:	/s/ Joseph B. Saluri
Name: Joseph B. Saluri
Title: General Counsel

Via EDGAR

CC:	Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Derek J. Dostal, Davis Polk & Wardwell LLP